SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Qualstar Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74758R208

(CUSIP Number)

Steven N. Bronson

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 583-7744

with a copy to:

Stubbs Alderton & Markiles, LLP

15260 Ventura Blvd., 20th Floor

Sherman Oaks, California 91403

 (818) 444-4500

Attention:  Jonathan Friedman

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.l3d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758R208

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) Steven N. Bronson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization usa

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 131,284

	8	Shared Voting Power 610,000

	9	Sole Dispositive Power 131,284

	10	Shared Dispositive Power 610,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 741,284

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 38.3%(1)

14	Type of Reporting Person IN

(1) Based on 1,936,510 shares issued and outstanding as of May 31, 2019.

CUSIP No. 74758R208

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) BKF Capital Group, Inc. EIN 36-0767530

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 600,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 600,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.0%(2)

14	Type of Reporting Person CO

(2) Based on 1,936,510 shares issued and outstanding as of May 31, 2019.

CUSIP No. 74758R208

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) BKF Asset Holdings, Inc. EIN 90-0941288

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 600,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 600,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.0%

14	Type of Reporting Person CO

(3) Based on 1,936,510 shares issued and outstanding as of May 31, 2019.

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the statement on Schedule 13D filed by Steven N. Bronson (“Mr. Bronson”), BKF Capital Group, Inc. (“BKF Capital”) and BKF Asset Holdings, Inc. (“BKF AH” and together with Mr. Bronson and BKF Capital, the “Reporting Persons”) on January 3, 2011, as amended and supplemented through the date hereof (as so amended and supplemented, the “Schedule 13D”), with respect to the shares of common stock, no par value per share (the “Common Stock”) of Qualstar Corporation, a California corporation, with its principal offices located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065 (the “Issuer” or “Qualstar”). Except as expressly amended by this Amendment No. 17, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 17 is to report an increase in the percentage of the Reporting Persons’ beneficial ownership of shares of Common Stock as a result of certain purchases of shares of Common Stock made by BKF AH, as described in this Amendment No. 17.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Qualstar Corporation, a California corporation, with its principal offices located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065.

Item 2. Identity and Background.

(a) This Amendment No. 17 is filed on behalf of Mr. Bronson, BKF Capital and BKF AH.

(b) The business address of Mr. Bronson, BKF Capital and BKF AH is 31248 Oak Crest Drive, Suite 110, Westlake Village, CA 91361.

(c) Mr. Bronson is the CEO of Qualstar. Mr. Bronson is also the Chairman, CEO and majority shareholder of BKF Capital. BKF AH is a wholly owned subsidiary of BKF Capital.

(d) During the last five years Mr. Bronson, BKF Capital and BKF AH have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bronson, BKF Capital and BKF AH have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bronson is a citizen of the United States of America. BKF Capital and BKF AH are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

From May 13, 2019 through May 31, 2019, BKF AH acquired an aggregate of 51,915 shares of Common Stock in open market transactions using its corporate funds.  These transactions were made at an average purchase price of $5.3982 per share for an aggregate amount of $280,249.  The information set forth in Item 5(c) is herein incorporated by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) BKF AH beneficially owns an aggregate of 600,000 shares of Common Stock, all of which are held directly by BKH AH, representing approximately 31.0% of the total shares of Common Stock deemed outstanding. BKF Capital beneficially owns an aggregate of 600,000 shares of Common Stock, all of which are held indirectly through BKF AH, representing approximately 31.0% of the total shares of Common Stock deemed outstanding. Mr. Bronson is the Chairman, CEO and majority shareholder of BKF Capital and thus may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson beneficially owns an additional 141,284 shares of Common Stock (which consists of 24,617 shares of Common Stock, 10,000 of which are held by Mr. Bronson’s spouse, and fully-vested options to acquire 116,667 shares of Common Stock). Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 741,284 shares of Common Stock, representing approximately 38.3% of the total shares of Common Stock deemed outstanding.

(b) The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c) The following open market transactions were effected by BKF AH during the past sixty (60) days:

Trade Date	Buy/Sell	Number of Shares	Price Per Share ($)
05/13/2019	Buy	13,187	4.6903
05/14/2019	Buy	1,400	4.7958
05/15/2019	Buy	4,607	5.0818
05/16/2019	Buy	2,699	5.447
05/17/2019	Buy	9,082	5.6071
05/20/2019	Buy	6,122	5.726
05/21/2019	Buy	99	5.75
05/23/2019	Buy	1,310	5.7232
05/28/2019	Buy	6,951	5.8959
05/30/2019	Buy	2,500	6.003
05/31/2019	Buy	3,958	5.9463

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President